                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                    SCHEDULE 13D/A

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 5)

                                         SYS
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                                 No Par Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     871880 10 0
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                               Peter R. Pancione, Esq.
                           Gipson Hoffman & Pancione, P.C.
             1901 Avenue of the Stars, Suite 1100, Los Angeles, CA 90067
                                    (310) 556-4660

--------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                    April 15, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)



                            (Continued on following pages)



                                  Page 1 of 10 Pages

                                  SCHEDULE 13D
CUSIP No.       871880 10 0                                  Page 2 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert D. Mowry
         SSN: ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             / /

--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U. S.
--------------------------------------------------------------------------------
                   NUMBER OF                 7    SOLE VOTING POWER
                    SHARES                        118,059
                 BENEFICIALLY                -----------------------------------
                   OWNED BY                  8    SHARED VOTING POWER
                    EACH                          907,516
                  REPORTING                  -----------------------------------
                   PERSON                    9    SOLE DISPOSITIVE POWER
                    WITH                          118,059
                                             -----------------------------------
                                             10   SHARED DISPOSITIVE POWER
                                                  784,438
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,116,170 (See response to Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         38.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN

                                  SCHEDULE 13D
CUSIP No.       871880 10 0                                  Page 3 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles H. Werner
         SSN: ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF; OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U. S.
--------------------------------------------------------------------------------
                   NUMBER OF                 7    SOLE VOTING POWER
                    SHARES                        208,654
                 BENEFICIALLY                -----------------------------------
                   OWNED BY                  8    SHARED VOTING POWER
                    EACH                          0
                  REPORTING                  -----------------------------------
                   PERSON                    9    SOLE DISPOSITIVE POWER
                    WITH                          208,654
                                             -----------------------------------
                                             10   SHARED DISPOSITIVE POWER
                                                  0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,116,170 (See response to Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         38.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.       871880 10 0                                  Page 4 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BIG CANYON INVESTMENTS, INC., a California corporation
         TIN:33-067 5511
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
                   NUMBER OF                 7    SOLE VOTING POWER
                    SHARES                        469,457
                 BENEFICIALLY                -----------------------------------
                   OWNED BY                  8    SHARED VOTING POWER
                    EACH                          0
                  REPORTING                  -----------------------------------
                   PERSON                    9    SOLE DISPOSITIVE POWER
                    WITH                          469,457
                                             -----------------------------------
                                             10   SHARED DISPOSITIVE POWER
                                                  0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,116,170 (See response to Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         38.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.       871880 10 0                                  Page 5 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AMERICAN TECHNOLOGY INVESTMENTS, INC., a California corporation TIN:95-4624815
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
                   NUMBER OF                 7    SOLE VOTING POWER
                    SHARES                        196,922
                 BENEFICIALLY                -----------------------------------
                   OWNED BY                  8    SHARED VOTING POWER
                    EACH                          0
                  REPORTING                  -----------------------------------
                   PERSON                    9    SOLE DISPOSITIVE POWER
                    WITH                          196,922
                                             -----------------------------------
                                             10   SHARED DISPOSITIVE POWER
                                                  0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,116,170 (See response to Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         38.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D
CUSIP No.       871880 10 0                                  Page 6 of 10 Pages

--------------------------------------------------------------------------------
ITEM 1.  SECURITY AND ISSUER

         The title and class of this statement relates to SYS's no par value common stock (the "Common Stock"). SYS's principal executive offices are located at 6363 Greenwich Drive, Suite 200, San Diego, California 92122.

         The last known filing pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 is SYS's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996. Based on such Report, the undersigned believe there are 2,935,686 outstanding shares of Common Stock. The securities are not presently traded on any national securities exchange.

ITEM 2.  IDENTITY AND BACKGROUND

    1)   a)   Name:  Big Canyon Investments, Inc., a California corporation
         b)   Business address:  1280 Bison Avenue, B9-614, Newport Beach,
              California 92660
         c)   Principal business:  investments and management of investments
         d)   Criminal proceedings: none
         e)   Civil proceedings: none
         f)   Citizenship:  a California corporation

    2)   a)   Name:  Robert D. Mowry
         b)   Business address:  19 Cherry Hills Lane, Newport Beach,
              California  92660
         c)   Principal occupation:  President of Big Canyon Investments, Inc.
              and American Technology Investments, Inc.,

                             (see 1) above and 4) below for address and
                             description); Mr. Mowry was elected a director of SYS on March 19, 1997 and is also is the President of North American Timeshare, Inc., dba United Computer Systems, which sells computer hardware and software, and provides maintenance on the software. North American Timeshare, Inc. has a business address at 8726 South Sepulveda Boulevard, Suite C171, Los Angeles, California 90045

         d)   Criminal proceedings:  none
         e)   Civil proceedings:  none
         f)   Citizenship:  US

    3)   a)   Name:  Charles H. Werner
         b)   Business address:  Post Office Box 1966, Rancho Santa Fe,
              California 92607
         c)   Principal occupation:  Consultant, Director of SYS
         d)   Criminal proceedings:  none
         e)   Civil proceedings:  none
         f)   Citizenship:  US

    4)   a)   Name:  American Technology Investments, Inc., a California
              corporation
         b)   Business address:  1280 Bison Avenue, B9-614, Newport Beach,
              California 92660
         c)   Principal business:  investments and management of investments
         d)   Criminal proceedings: none
         e)   Civil proceedings: none
         f)   Citizenship:  a California corporation

                                  SCHEDULE 13D
CUSIP No.       871880 10 0                                  Page 7 of 10 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    1) Big Canyon Investments, Inc. directly borrowed, through an unsecured note, $20,000 in funds from its sole shareholder, Robert D. Mowry to make the purchase of 188,800 shares of Common Stock on May 22, 1996. (Mr. Mowry's personal funds were used to fund the loan). Big Canyon Investments, Inc. borrowed, through an unsecured loan from an unaffiliated third party, $15,885 for the purchase of the 150,000 shares on July 26, 1996. Big Canyon Investments, Inc. used its operating capital to purchase the 200 shares of Common Stock for $21.20, and 130,457 shares of Common Stock for $39,137.10 on November 25, 1996.

    2) Mr. Mowry used his personal funds to purchase of 17,000 shares of Common Stock on or about April 1991. Mr. Mowry used $50,530 of his personal funds to purchase 85,888 shares of Common Stock on March 19, 1997 and 15,171 shares of Common Stock on March 21, 1997.

    3) Mr. Werner used personal funds of $7,350 to acquire 19,600 shares of Common Stock on December 29, 1989, funds of $29,972 from a pension plan of which he is the beneficiary to acquire 79,925 shares of Common Stock on September 15, 1989, and funds of $25,896 from the same pension plan to acquire 99,600 shares of stock on April 2, 1991. Mr. Werner used personal funds of $5,322 to purchase 8,446 shares of Common Stock on March 19, 1997 and 1,083 shares of Common Stock on March 20, 1997.

    4) American Technology Investments, Inc. used $40,000 of its working capital and directly borrowed through an unsecured note $200,000 in funds from its sole shareholder, Robert D. Mowry to make the purchase of 196,922 shares of Common Stock on April 15, 1997. (Mr. Mowry's personal funds were used to fund the loan.)

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Mowry, individually and through Big Canyon Investments, Inc. and American Technology Investments, Inc., has acquired the SYS shares of Common Stock, and plans to acquire additional shares, with the goal of changing the board of directors through a special shareholders' meeting, if necessary, and gaining control over the management and policies of SYS. Mr. Mowry intends, through control of SYS shares of Common Stock, to influence and develop SYS's future direction and growth in the hi-tech governmental and non-defense related markets. Mr. Werner initially obtained his shares of Common Stock for investment, and will join Mr. Mowry in changing the board of directors and gaining control over the management and policies of SYS. Mr. Werner, with Mr. Mowry, intends to influence and develop SYS's future direction and growth in the high-tech governmental and non-defense related markets.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    1)   a)   Big Canyon Investments, Inc. holds 469,457 shares of Common
Stock, which represents 16.0% of the believed 2,935,686 outstanding shares of Common Stock of SYS.

         Mr. Mowry, Big Canyon Investments, Inc., American Technology Investments, Inc. and Mr. Werner hold 1,116,170 shares of Common Stock, which represents approximately 38.0% of the believed 2,935,686 outstanding shares of Common Stock.

         b) Big Canyon Investments, Inc. has the sole voting power and disposition power of the 469,457 shares of Common Stock it holds.

         c) On May 22, 1996, Big Canyon Investments, Inc. purchased 188,800 shares of Common Stock from Citicorp Venture Capital Ltd., with payment to their agent Sycamore Management Corporation, for $20,000 (or approximately
10.6 cents per share) in a private purchase transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the seller in New York, the seller's agent in New Jersey, and the buyer in California.

                                  SCHEDULE 13D
CUSIP No.       871880 10 0                                  Page 8 of 10 Pages

         On July 26, 1996, Big Canyon Investments, Inc. purchased an additional 150,000 shares of Common Stock from Camp, Dresser and McKee for $15,885 (or approximately 10.6 cents per share) in a private purchase transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the seller in Cambridge, Massachusetts and the buyer in California.

         On October 16, 1996, Big Canyon Investments, Inc. purchased an additional 200 shares of Common Stock from the State of Kansas for $21.20 (approximately 10.6 cents per share) in a private transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the Seller in Kansas and the Buyer in California.

         On November 25, 1996, Big Canyon Investments, Inc. purchased an additional 130,457 shares of Common Stock from the State of California for $39,137.10 (approximately 30 cents per share) in a private transaction. The transaction was effected in a brokerage transaction through the Seller's broker, Prudential Securities, to whom a commission of $1,956.86 was paid by Big Canyon Investments, Inc.

         d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities, except as indicated above.

         e)   Not applicable.

    2)   a)   Mr. Mowry holds 118,059 sharers of Common Stock which represent approximately 4.0% of the believed 2,935,686 outstanding shares of Common
Stock.

         Mr. Mowry, Big Canyon Investment,s Inc., American Technology Investments, Inc. and Mr. Werner hold 1,116,170 shares of Common Stock which represents 38.0% of the believed 2,935,686 outstanding shares of Common Stock.

         b) Mr. Mowry is the sole shareholder of Big Canyon Investments, Inc., which holds 469,457 shares of Common Stock representing 16.0% of the believed 2,935,686 outstanding shares of Common Stock of SYS, and as the sole shareholder, has the shared power to vote and dispose of such stock.

         Mr. Mowry is the sole shareholder of American Technology
Investments, Inc. which holds 196,922 Shares of the Common Stock representing 6.7% of the believed 2,935,686 shares of Common Stock of SYS, and as the sole shareholder, has the shared power to vote and dispose of such shares.

         Mr. Mowry has a revocable proxy (subject to certain conditions) to vote 123,078 shares of Common Stock which represents approximately 4.2% of the believed 2,935,686 outstanding Common Stock of SYS. Mr. Mowry also has a revocable proxy (subject to certain conditions) to vote 196,922 shares of Common Stock, representing 6.7% of the believed 2,935,686 outstanding shares of Common Stock, which proxy will terminate when the certificates representing the purchase of SYS shares of Common Stock described in paragraph 4(c) below has been issued in the name of American Technology Investments, Inc.

         Mr. Mowry has sole voting and disposition power over the 118,059 shares of Common Stock he holds.

         c) On March 19, 1997 and March 21, 1997, Mr. Mowry purchased 101,059 shares of Common Stock in four private transactions. The transactions were effected by telephone, facsimile, and personal meetings, and the exchange of documents and payment was by personal delivery. Although Mr. Mowry has paid for the shares of Common Stock, the share certificate representing 4,138 shares of Common Stock has been lost by the seller and the transfer of the shares of Common Stock will occur when the procedures for replacing lost certificates has been completed.

         Mr. Mowry has owned 17,000 of his shares of Common Stock for over sixty days.

                                  SCHEDULE 13D
CUSIP No.       871880 10 0                                  Page 9 of 10 Pages

         d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities, except as indicated above.

         e)   Not applicable.

         d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities, except as indicated above.

         e)   Not applicable.

    3)   a)   Mr. Werner holds 208,654 shares of Common Stock which
represents 7.1% of the believed 2,935,686 outstanding shares of SYS Common
Stock.

         Mr. Mowry, Big Canyon Investments, Inc., American Technology Investments, Inc. and Mr. Werner hold 1,116,170 shares of Common Stock, which represents 38.0% of the believed 2,935,686 outstanding shares of Common Stock.

         b) Mr. Werner has sole voting and disposition power of the 208,654 SYS shares of Common Stock he holds.

         c) Mr. Werner has owned 199,125 of his shares of Common Stock for more than 60 days. On March 19, 1997, Mr. Werner purchased an additional 8,446 shares of Common Stock in two private transactions. On March 20, 1997, Mr. Werner purchased 1,053 shares of Common Stock in a private transaction. The transactions were effected by telephone, facsimile and overnight mail and payment was made by personal delivery and overnight mail. Although Mr. Werner paid for the shares of Common Stock, the share certificate representing 5,570 shares of Common Stock has been lost by the seller and the transfer of the shares of Common Stock will occur when the procedures for replacing lost certificates has been completed.

         d) No other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds in the sale of, the above securities.

         e)   Not applicable.

    4)   a)   American Technology Investments, Inc. holds 196,922 shares of
Common Stock which represent approximately 6.7% of the believed 2,935,686 outstanding Common Stock. In addition, American Technology Investments, Inc. has an option to purchase an additional 123,078 shares of Common Stock which represent approximately 4.2% of the believed 2,935,686 outstanding shares of Common Stock.

         b) American Technology Investments, Inc. has the sole voting power and disposition power of the 196,922 shares of SYS Common Stock it holds.

         c) On April 15, 1997 American Technology Investments, Inc. acquired 186,922 shares of Common Stock from the Carroll Living Trust and 10,000 shares of Common Stock from Robert E. Carroll for $240,000 (approximately $1.22 per share). The transaction was effected by telephone, facsimile and E-mail and the exchange of documents was effected by personal delivery between the buyer and sellers. In addition, American Technology Investments, Inc. received an option from the Carroll Living Trust to purchase an additional 123,078 shares of Common Stock, exercisable for 41,026 shares of Common Stock on each of April 15, 1998, 1999 and 2000 at an exercise price of $1.21875 per share, as more fully described in Exhibit B hereto which is incorporated herein by this reference. The obligations of American Technology Investments, Inc. under the Stock Purchase and Option Agreement are guaranteed by Mr. Mowry. In addition, Mr. Mowry received an irrevocable proxy to vote 320,000 shares of Common Stock as more particularly described in Exhibit C hereto which is incorporated herein by this reference. The proxy for 196,922 shares of Common Stock will terminate when the share certificate representing

                                  SCHEDULE 13D
CUSIP No.       871880 10 0                                 Page 10 of 10 Pages

196,922 shares of Common Stock purchased by American Technology Investments, Inc. as described herein is issued in its name.

         d) No other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds in the sale of, the above securities.

         e)   Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Due to the relationship identified above in Item 5(1)(b), Mr. Mowry has complete discretion and control over all of the securities held by Big Canyon Investments, Inc. and American Technology, Investments, Inc. In addition, Mr. Mowry has a proxy to vote 320,000 shares of Common Stock. Mr. Werner has Mr. Mowry have an informal understanding to vote their shares of Common Stock in a manner which will achieve the purposes set forth in Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Agreement to File Single Statements
         Exhibit B - Stock Purchase Order Option Agreement and Guaranty Exhibit C - General Proxy

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is being filed on behalf of all the parties identified in Item 2 above.

    Dated:    April 24, 1997              Big Canyon Investments, Inc.,
                                           a California corporation


                                          By:        /s/ Robert D. Mowry
                                                 -----------------------------
                                                 Robert D. Mowry
                                          Its:   President


                                                     /s/ Robert D. Mowry
                                                 -----------------------------
                                                 Robert D. Mowry


                                                     /s/ Charles H. Werner
                                                 -----------------------------
                                                 Charles H. Werner

                                          American Technology Investments, Inc.,
                                           a California corporation


                                          By:        /s/ Robert D. Mowry
                                                 -----------------------------
                                                 Robert D. Mowry
                                          Its:   President

                                      EXHIBIT A


                          AGREEMENT TO FILE SINGLE STATEMENT

    This agreement is entered into the 24th day of April, 1997, by and between Charles H. Werner, Robert D. Mowry, American Technology Investments, Inc., a California corporation and Big Canyon Investments, Inc., a California corporation.

                                       RECITALS

    A. The parties are aligned in interest regarding the ownership and control of SYS no par value common shares; and

    B. The parties desire that a single Schedule 13D be filed on each of their behalf.

    NOW, THEREFORE, the parties agree that a single Schedule 13D shall be filed on behalf of each of them by Mr. Mowry, and that all filing costs be payable by Big Canyon Investments, Inc.

    IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement to file Single Statement as of the day and year first written above.

                                          BIG CANYON INVESTMENTS, INC.,
                                           a California corporation


                                          By:        /s/ Robert D. Mowry
                                                 -----------------------------
                                                 Robert D. Mowry, President


                                                     /s/ Robert. Mowry
                                                 -----------------------------
                                                 Robert D. Mowry


                                                     /s/ Charles H. Werner
                                                 -----------------------------
                                                 Charles H. Werner


                                          AMERICAN TECHNOLOGY INVESTMENTS, INC.,
                                           a California corporation


                                          By:        /s/ Robert D. Mowry
                                                 -----------------------------
                                                 Robert D. Mowry, President

                                      EXHIBIT B

                         STOCK PURCHASE AND OPTION AGREEMENT

         This Stock Purchase and Option Agreement is entered into as of April 15, 1997, between AMERICAN TECHNOLOGY INVESTMENTS, INC., a California corporation ("BUYER"), THE CARROLL LIVING TRUST, DATED OCTOBER 4, 1996 ("TRUST"), and ROBERT E. CARROLL ("CARROLL" and, together with Trust, "SELLERS").

                                       RECITALS

         WHEREAS, Trust owns 310,000 shares of the Common Stock, no par value per share (the "COMMON STOCK"), of SYS, Inc., a California corporation (the "COMPANY"), and Carroll owns 10,000 shares of the Common Stock (the "CARROLL SHARES"); and

         WHEREAS, Sellers desire to sell, and Buyer desires to buy, 186,922 of the shares of the Common Stock owned by Trust (the "TRUST SHARES", and, together with the Carroll Shares, the "SHARES") and all of the Carroll Shares, for the consideration described herein and Trust has agreed to grant to Buyer three options to purchase, in the aggregate, the remaining 123,078 of the shares of the Common Stock owned by Trust (the "OPTION SHARES") in accordance with the terms set forth herein.

                                  A G R E E M E N T

         In consideration of the mutual promises contained herein and intending to be legally bound the parties agree as follows:

                                      ARTICLE I
            DEFINITIONS/PURCHASE & SALE/CLOSING

    1.1  DEFINITIONS.

         For all purposes of this Agreement, except as otherwise expressly provided, (i) the terms defined in this Article I have the meanings assigned to them in this Article I and include the plural as well as the singular, and
(ii) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

         As used in this Agreement, the following definitions shall apply.

         "AGREEMENT" means this Agreement by and among Buyer and Sellers as amended or supplemented from time to time.

         "CARROLL SHARES" has the meaning assigned to that term in the introduction.

         "CLOSING" means the consummation of the purchase and sale of the Trust Shares and the Carroll Shares under this Agreement.

         "CLOSING DATE" means the date of the Closing.

         "COMPANY" has the meaning assigned to that term in the introduction.

         "COMMON STOCK" has the meaning assigned to that term in the introduction.

         "OPTION" or "OPTIONS" has the meaning assigned to that term in the
Section 5.1.

         "OPTION PERIOD" has the meaning assigned to that term in Section 5.2.

         "OPTION SHARES" has the meaning assigned to that term in the introduction.

         "PROXY" has the meaning assigned to that term in Section 4.1.

         "RETAINER AGREEMENT" has the meaning assigned to that term in Section 4.2.

         "SECURITIES ACT" has the meaning assigned to that term in Section 3.2.

         "SHARES" has the meaning assigned to that term in the introduction.

         "TRUST SHARES" has the meaning assigned to that term in the introduction.

    1.2  TRANSFER OF SHARES BY SELLERS.

         Subject to the terms and conditions of this Agreement, Sellers agree to sell the Shares to Buyer at the Closing and to deliver to Buyer a copy of instructions to be delivered to the transfer agent for the Shares requesting that a certificate for the Shares be issued in the name of Buyer or its nominee as Buyer may have directed prior to the Closing Date.

    1.3 PURCHASE OF THE SHARES BY BUYER/PURCHASE PRICE.

         Subject to the terms and conditions of this Agreement, (i) Buyer agrees to acquire the Trust Shares from Trust and to pay $227,812.50 to Trust at the Closing by delivery of a cashiers check or checks in such amount in exchange for the Trust Shares and (ii) Buyer agrees to acquire the Carroll Shares from Carroll and to pay $12,187.50 to Carroll at the Closing by delivery of a cashiers check or checks in such amount in exchange for the Carroll Shares.

    1.4 THE CLOSING.

         The Closing will take place at the offices of the Company, on April 15, 1997.


                                      ARTICLE II
                      REPRESENTATIONS AND WARRANTIES OF SELLERS

         Sellers represent, warrant and agree as follows:

    2.1  SHARES.

         Sellers own all of the Shares, and Trust owns all of the Option Shares, beneficially and of record free and clear of any claim, charge, easement, encumbrance, or other restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by agreement, understanding, law, equity or otherwise, except for any restrictions on transfer generally arising under any applicable federal or state securities law. In addition, on the date of the exercise of any Option, Trust will own all of the Option Shares subject to such Option beneficially and of record free and clear of any claim, charge, easement, encumbrance, or other restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed-by agreement, understanding, law, equity or otherwise, except for any restrictions on transfer generally arising under any applicable federal or state securities law or contained in the Proxy.

    2.2 ENFORCEABILITY.

         This Agreement constitutes the legal, valid and binding obligation of Sellers, enforceable against Sellers in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

                                     ARTICLE III
                       REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents, warrants and agrees as follows:

    3.1  ENFORCEABILITY

         Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California with all requisite corporate power and authority to carry out the transactions contemplated hereby. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

    3.2  PURCHASE FOR INVESTMENT.

         Buyer acknowledges that the Shares and the Option Shares have not been and are not being registered under the Securities Act of 1933, as amended (the "SECURITIES ACT"), and that the Shares and the Option Shares may be resold without registration under the Securities Act only in certain limited circumstances. Buyer represents and warrants that it is acquiring the Shares and the Option Shares for its own account for investment, and not with a view to, or for resale in connection with, any "distribution" of all or any portion thereof within the meaning of the Securities Act. By making payment for the Shares or any Option Shares pursuant to this Agreement, or by taking delivery of any Shares or any Option Shares, Buyer shall be deemed to have reaffirmed such representation and warranty at and as of the date of such payment or delivery.

                                      ARTICLE IV
                                CONDITIONS OF PURCHASE

         The obligations of the parties to effect the Closing shall be subject to the following conditions:

    4.1  PROXY.

         Trust shall have executed and delivered to Buyer a General Proxy with respect to the Trust Shares and the Option Shares (the "PROXY").

    4.2  CONSULTING AGREEMENT.

         Carroll and Buyer shall have executed that certain Management Consulting Contract Retainer Agreement dated as of April 15, 1997 (the "RETAINER AGREEMENT").

                                      ARTICLE V
                                       OPTIONS

    5.1  GRANT OF OPTIONS BY TRUST.

         Subject to the terms and conditions of this Agreement, Trust hereby grants to Buyer three options, each to purchase one-third of the Option Shares (each an "OPTION" and collectively, the "OPTIONS") for a cash price of $1.21875 per Option Share.

    5.2  EXERCISE OF OPTIONS BY BUYER.

    The Options may be exercised by Buyer as follows:

    (i) The first Option may be exercised as to 41,026 of the Option Shares during the 30-day period commencing on April 15, 1998;

    (ii) The second Option may be exercised as to 41,026 of the Option Shares during the 30-day period commencing on April 15, 1999; and

    (iii)The third Option may be exercised as to 41,026 of the Option Shares during the 30-day period commencing on April 15, 2000.

Each Option may be exercised in whole but not in part and, unless sooner terminated in accordance with the terms of this Agreement, the right to exercise each Option shall terminate on the end of the applicable 30-day period (each an "OPTION PERIOD").

         In the event Buyer wishes to exercise any Option, Buyer shall send a written notice to Trust specifying the date (not sooner than two or later than 10 days from the date such notice is given and in no event after the expiration of the applicable Option Period) for the closing of such purchase.

    5.3  PURCHASE OF OPTION SHARES.

         At any such closing Trust will deliver to Buyer a certificate or certificates representing the number of Option Shares being purchased upon exercise, and Buyer will purchase such Option Shares from Trust at a price of $1.21875 per Option Share. Payment shall be made by cashiers check or checks payable to or upon the order of Trust in immediately available funds.

    5.4 ACCELERATION OF EXERCISABILITY OPTIONS.

         The Options shall become immediately exercisable upon the effective date of (i) any merger or consolidation of the Company with and into another entity where the Company is not the surviving or continuing corporation or
(ii) any sale or other transfer of all or substantially all of the business, property or capital stock of the Company.

    5.5  CHANGE IN CAPITALIZATION.

         In the event the Company (i) pays a dividend or makes any other distribution with respect to the Common Stock (including the Option Shares) in shares of its capital stock, (ii) subdivides its outstanding Common Stock (including the Option Shares), (iii) combines its outstanding Common Stock (including the Option Shares) into a smaller number of shares, or (iv) issues any shares of its capital stock in a reclassification of the Common Stock (including Option Shares), the number of shares of the Common Stock issuable upon exercise of each Option immediately prior to the record date for such dividend or distribution or the effective date of such subdivision or combination shall be adjusted so that Buyer shall, from and after such record date or effective date, be entitled to receive, upon exercise of any Option in accordance with the terms hereof, the kind and number of shares of capital stock that Trust received in respect of the Option Shares subject to such Option as a result of the happening of any of the events described above.

    5.6 ESCROW.

    The parties agree that within 15 business days after the Closing Date, the Option Shares shall be delivered to a mutually agreed upon entity as escrow agent pursuant to an escrow agreement in form and substance satisfactory to the parties.

                                      ARTICLE VI
                         TERMINATION OF OBLIGATIONS; SURVIVAL

    6.1  TERMINATION OF AGREEMENT.

         This Agreement may be terminated at any time by mutual consent in writing of Buyer and Sellers.

    6.2  TERMINATION OF OPTIONS.

         In the event that any Option is not exercised during the applicable Option Period, all unexercised Options shall expire, and all rights to exercise all remaining Options shall terminate, as of the last day of such Option Period.

         All unexercised Options shall expire, and all rights to exercise all remaining Options shall terminate, in the event of the termination of the Retainer Agreement or the failure by Buyer or its successors or assigns to pay any portion of the Retainer Fee (as defined in the Retainer Agreement) in accordance with the terms thereof.

    6.3  SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

         The representations and warranties contained in or made pursuant to this Agreement, other than that set forth in Section 2.1 with respect to the Option Shares and other than that set forth in Section 3.2, shall expire as of the Closing.

                                     ARTICLE VII
                                       GENERAL

    7.1  INTEGRATION; AMENDMENTS: WAIVERS.

         This Agreement supersedes all prior agreements between the parties concerning the subject matter hereof and constitutes the entire agreement between the parties with respect thereto. This Agreement may be amended or modified only with a written instrument duly executed by each of the parties. No waiver of any provision nor consent to any exception to the terms of this Agreement shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

    7.2  GOVERNING LAW/CONSENT TO JURISDICTION.

         This Agreement, and the legal relations between the parties, shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and performed in such State and without regard to conflicts of law doctrines.

         All judicial proceedings brought against the parties hereto arising out of or relating to this Agreement, or any obligations thereunder, may be brought in any state or federal court of competent jurisdiction in the State of California, County of Orange. By executing and delivering this Agreement, each party, for itself and in connection with its properties, irrevocably (i) accepts generally and unconditionally the exclusive jurisdiction and venue of such courts; (ii) waives any defense of FORUM NON CONVENIENS; (III) agrees that service of all process in any such proceeding in any such court may be made by registered or certified mail, return receipt requested, to such party at its address provided in accordance with Section 7.6; (iv) agrees that service as provided in clause (iii) above is sufficient to confer personal jurisdiction over such party in any such proceeding in any such court, and other~vise constitutes effective and binding service in every respect; and (v) agrees that each other party retains the right to serve process in any other manner permitted by law or to bring proceedings against such party in the courts of any other jurisdiction.

    7.3  ASSIGNMENT.

         This Agreement shall be binding upon and shall inure to the benefit of Buyer and its successors and assigns; PROVIDED, HOWEVER, that Buyer may not assign or otherwise transfer this Agreement, or its obligations, duties and rights hereunder, except to any affiliate of Buyer with the prior written consent of Sellers, which consent shall not be unreasonably withheld. This Agreement shall inure to the benefit of Sellers and their respective heirs, personal representatives, successors and assigns; PROVIDED, HOWEVER, that the obligations of Sellers hereunder may not be assigned without the prior written consent of Buyer.

    7.4  HEADINGS.

         The headings and titles of the Articles, Sections and subsections of this Agreement are inserted for convenience only and shall not be deemed a part of or affect the construction or interpretation of any provision thereof.

    7.5  COUNTERPARTS.

         This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts, each of which shall be deemed to be an original, and all such counterparts together shall constitute but one and the same instrument.

    7.6  NOTICES.

         All notices and communications permitted or required to be given hereunder shall be in writing and may be personally served, or sent by telefacsimile, registered or certified mail with return receipt requested (postage prepaid) or by a recognized courier service (with charges prepaid) and shall be deemed to have been given when delivered in person or by courier service or upon receipt of telefacsimile or registered or certified mail. For the purposes hereof, the address of each party hereto shall be as set forth under such party's name on the signature pages hereof or at such other address as shall be designated by such party in a written notice delivered to the other parties.

    7.7  EXPENSES.

         Sellers and Buyer shall each pay their own expenses incident to the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby, including but not limited to the fees, expenses and disbursements of their respective accountants and counsel.

    7.8  REMEDIES; WAIVER.

         All rights and remedies existing under this Agreement and any related agreements or documents are cumulative to and not exclusive of, any rights or remedies otherwise available under applicable law. No failure on the part of any party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.

    7.9  ATTORNEY'S FEES.

         In the event of any action by any party for breach of this Agreement, including any participation in bankruptcy proceedings to enforce against a party a right or claim in such proceedings, the prevailing party shall be entitled to reasonable attorneys' fees, costs and expenses incurred in such action. Attorneys' fees incurred in enforcing any judgment in respect of this Agreement are recoverable as a separate item. The preceding sentence is intended to be severable from the other provisions of this Agreement and to survive any judgment and, to the maximum extent permitted by law, not be deemed merged into such judgment.

    7.10 REPRESENTATION BY COUNSEL; INTERPRETATION.

         Sellers and Buyer each acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law, including but not limited to Section 1654 of the California Civil Code, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of Buyer and Sellers.

    7.11 SEVERABILITY.

         If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement to the extent permitted by law shall remain in full force and effect. In event of any such determination, the parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intents and purposes hereof

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                        BUYER

                        AMERICAN TECHNOLOGY INVESTMENTS, INC.


                        By:   /s/ Robert D. Mowry
                           ---------------------------------------------------
                                  Name:
                                  Title:

                        Address:          1280 Bison Avenue
                                          B9-614
                                          Newport Beach, CA 92660
                                          Attention: Robert D. Mowry


                        SELLERS

                        THE CARROLL LIVING TRUST, DATED OCTOBER 4, 1996


                        By:   /s/ Robert E. Carroll
                           ---------------------------------------------------
                                  Robert E. Carroll, as Trustee

                        By:   /s/ Shirley W. Carroll
                           ---------------------------------------------------
                                  Shirley W. Carroll, as Trustee

                        Address:          110 Painted Cliffs Drive
                                          Sedona, AZ 86336


                              /s/ Robert E. Carroll
                              ------------------------------------------------
                              ROBERT E. CARROLL

                              Address:    110 Painted Cliffs Drive
                                          Sedona, AZ 86336



                                       GUARANTY

         The undersigned (the "GUARANTOR") hereby irrevocably and unconditionally guaranties, as primary obligor and not merely as surety, the due and punctual payment in full of all obligations of Buyer and its successors and assigns under the foregoing Stock Purchase and Option Agreement (the "AGREEMENT"). The Guarantor agrees that this Guaranty is a guaranty of payment when due and not of collectibility. The Guarantor hereby waives (a) any right to require Trust to proceed against Buyer or any other person or to pursue any other remedy in the power of Trust whatsoever, (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of Buyer, including, without limitation, any defense based upon or arising out of the lack of validity or unenforceability of the Agreement, (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal, (d) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with this Guaranty and any legal or equitable discharge of the Guarantor's obligations hereunder, (e) the benefit of any statute of limitation affecting the Guarantor's liability hereunder or the enforcement hereof, (f) promptness, diligence, notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance of this Guaranty, notices of default under the Agreement, notices of any renewal, extension or modification of the obligations of Buyer under the Agreement and any right to consent to any thereof and (g) to the fullest extent permitted by law, any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties or which may conflict with the terms of this Guaranty. In accordance with Section 2856 of the California Civil Code the Guarantor waives any and all rights and defenses available to the Guarantor by reason of Sections 2787 to 2855, inclusive, 2899 and 3433 of the California Civil Code.

         The Guarantor agrees to pay, or cause to be paid, on demand, any and all costs and expenses (including fees and disbursements of counsel) incurred or expended by Trust in connection with the enforcement of or preservation of any rights under this Guaranty. In the event that all or any portion of the obligations of Buyer are paid by Buyer, the obligations of the Guarantor hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payments are rescinded or recovered directly or indirectly from Trust as a preference, fraudulent transfer or otherwise and any such payments which are so rescinded or recovered shall constitute obligations guarantied hereby for all purposes under this Guaranty.

         This Guaranty shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and performed in such State and without regard to conflicts of law doctrines.

         All judicial proceedings brought against the Guarantor arising out of or relating to this Guaranty, or any obligations hereunder, may be brought in any state or federal court of competent jurisdiction in the State of California, County of Orange. By executing and delivering this Guaranty, the Guarantor, for himself and in connection with his properties, irrevocably (i) accepts generally and unconditionally the exclusive jurisdiction and venue of such courts; (ii) waives any defense of FORUM NON CONVENIENS; (iii) agrees that service of all process in any such proceeding in any such court may be made by registered or certified mail, return receipt requested, to the Guarantor at the address set forth below his signature; (iv) agrees that service as provided in clause (iii) above is sufficient to confer personal jurisdiction over the Guarantor in any such proceeding in any such court, and otherwise constitutes effective and binding service in every respect; and (v) agrees that Trust retains the right to serve process in any other manner permitted by law or to bring proceedings against the Guarantor in the courts of any other jurisdiction.

         IN WITNESS WHEREOF, the Guarantor has executed this Guaranty as of April 15, 1997.



                              /s/ Robert D. Mowry
                              ------------------------------------------------
                              ROBERT D. MOWRY

                              Address:    1280 Bison Avenue
                                          B9-614
                                          Newport Beach, CA 92660

                                      EXHIBIT C

                                    GENERAL PROXY


         The undersigned, as record owner of (i) 186,922 shares (the "PURCHASED SHARES") of the Common Stock, no par value per share (the "COMMON STOCK"), of SYS, Inc., a California corporation (the "COMPANY"), and (ii) 123,078 shares (the "OPTION SHARES") of the Common Stock which are subject to three Options (as defined in the Option Agreement) under that certain Stock Purchase and Option Agreement dated as of April 15, 1997 between American Technology Investments, Inc., a California corporation ("AMERICAN TECHNOLOGY"), Robert E. Carroll and the undersigned (the "OPTION AGREEMENT"), hereby revokes any previous proxies and appoints ROBERT D. MOWRY as the proxy of the undersigned to attend any and all meetings of the shareholders of the Company and to represent, vote, execute consents and waivers and other--vise to act for the undersigned in the same manner and with the same effect as if the undersigned were personally present at any such meeting and voting the shares or personally acting on any matters submitted to shareholders for approval or consent.

         The undersigned authorizes such proxy to substitute any other person to act hereunder, to revoke any such substitution, and to file this proxy and any substitution or revocation with the Secretary of the Company.

         This proxy is coupled with an interest.

         This proxy shall terminate, and the authority hereunder shall be revoked, with respect to all of the Option Shares upon the earliest to occur of the following: (i) the failure by American Technology or its successors or assigns to exercise any Option on or prior to the termination of the applicable Option Period (as defined in the Option Agreement); (ii) the termination of the Option Agreement; (iii) the failure by American Technology or its successors or assigns to pay the exercise price, in accordance with the terms of the Option Agreement, upon the exercise of any Option; (iv) the failure by American Technology or its successors or assigns to pay any portion of the Retainer Fee (as defined in the Retainer Agreement) in accordance with the terms of that certain Management Consulting Contract Retainer Agreement dated as of April 15,1997 between American Technology and Robert E. Carroll (the "RETAINER AGREEMENT"); (v) the termination of the Retainer Agreement; or (vi) April 15, 2000.

         This proxy shall terminate, and the authority hereunder shall be revoked, with respect to the Purchased Shares upon the delivery to American Technology of a certificate issued in its name, or that of its nominee, for the Purchased Shares.

         This proxy shall terminate, and the authority hereunder shall be revoked, with respect to all Option Shares subject to any Option exercised under the Option Agreement upon payment of the exercise price of such Option Shares in accordance with the terms of the Option Agreement.

                                  DATED:    April 15,1997.


                        THE CARROLL LIVING TRUST, DATED OCTOBER 4, 1996


                        By:   /s/ Robert E. Carroll
                              ------------------------------------------------
                                  Robert E. Carroll, as Trustee


                        By:   /s/ Shirley W. Carroll
                              ------------------------------------------------
                                  Shirley W. Carroll, as Trustee


                                          C-1